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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER
8- 69722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCEAN PARK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 W. CENTURY BLVD., SUITE 420
(No. and Street)

LOS ANGELES	CA	90045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK FISLER (310) 670-2704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARK FISLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCEAN PARK SECURITIES, LLC, as of FEBRUARY 6, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

MANAGING DIRECTOR
Title

[signature]
Notary Public

SEC Mail Processing
FEB 26 2019
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 8th day of February, 2019 by Mark Fisler proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

DEBORAH HUNT
Commission No. 2230636
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires FEBRUARY 8, 2022

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Innovation Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ocean Park Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 6, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Ocean Park Securities, LLC
Statement of Financial Condition
December 31, 2018

		December 31, 2018
Assets		
Cash	$	167,170
Accounts receivable		7,754
Unbilled receivable		11,194
Other assets		1,045
Total assets	$	187,163
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	4,977
Accrued liabilities		4,045
Deferred revenue		12,500
Total liabilities		21,522
Members' equity:		165,641
Total liabilities and members' equity	$	187,163

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Ocean Park Securities, LLC (the "Company") was formed on December 14, 2015 ("Inception") in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company commenced operations as a broker-dealer on July 11, 2016.

The Company is a boutique investment bank that provides mergers and acquisitions, capital raising, financial advisory, and restructuring services.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounts Receivable and Allowance for Doubtful Accounts.

Accounts receivable are uncollateralized obligations due under normal terms granted by the Company. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past due accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on past experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected. Management did not believe an allowance was needed as of December 31, 2018.

Revenue Recognition

Beginning in January 2018, the Company accounts for revenue earned from contracts with clients for services such as investment banking and advisory services, under ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." As such, revenues for these services are recognized when the performance obligations related to the underlying transaction are completed. See "Recent Accounting Developments — Revenue from Contracts with Customers (ASC 606)" for further information.

The Company undertakes the five step process prescribed by ASC 606 by identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue as the performance obligations are satisfied. The Company receives two types of revenue under an advisory contract: non-refundable monthly advisory fees and a transaction fee. For each contract, the Company assesses whether non-refundable monthly

Revenue Recognition (Continued)

advisory fees are a separate deliverable based on the performance obligationss or part of a single deliverable that results in a transaction fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction, and whether the monthly fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly advisory fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed per the terms of the contract. If the Company determines that the non-refundable monthly advisory fees and transaction fee are a single deliverable, the Company defers the revenue for such monthly fees until the transaction fee is earned or the contract is otherwise complete. If a portion of the non-refundable monthly advisory fees are believed to be allocable to the transaction fee, such allocated revenue is deferred until the transaction fee is earned or the contract is otherwise compelte. Transaction fees stemming from a qualified transaction are considered variable consideration, and accordingly are recognized when the related transaction is complete, the amount of the fee is known, and collection is reasonably assured.

The Company also receives revenues from registered representatives under contractual agreements. The Company records revenues based on the quarterly services performed under the contract, subject to minimum amounts as indicated in the contract.

Income Taxes

The Company is a limited liability Company (LLC) and taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may be subject to various state and local state income taxes.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company generated revenue from one customer which made up 85% of revenues during the year ended December 31, 2018. One customer made up 100% of the accounts receivable as of December 31, 2018.

Recent Accounting Pronouncements:

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

In May 2014, the FASB issued ASU No. 2014-09. This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures. The Company

Recent Accounting Pronouncements (Continued):

adopted this ASU in January 2018 under a modified retrospective approach. As a result of adopting this ASU, the company, among other things, must analyze contracts to determine if delay in recognition of of non-refundable and milestone payments on financial advisory assignments are required until the assignments are completed or result in a transaction which creates a success fee. Among other things, the Company must anlayize if monthly non-refundable retainers consitiute separate deliverables from a potential success fee, and if such monthly services are consumed by the Company's customers whereby the recognition of revenue is earned over a time.

There was no cumulative effect of adopting this ASU as of January 1, 2018.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an agreement with Ocean Park Advisors, LLC ("OPA"), an entity affiliated through common ownership, for which the Company pays OPA a monthly fee of $3,000 for administrative, office space and overhead expenses. As of December 31, 2018 the Company paid $2,672,112 to its members and paid $657,888 to OPS employees, included in discretionary bonuses.

NOTE 4 – MEMBERS' EQUITY

The Company has one class of member interests. Allocations of net profit, after giving effect to special allocations as defined in the membership agreement, are: first to the members to the extent, and in the reverse order of, the net losses previously allocated that previously have not been offset by net profits allocated, and thereafter, net profits shall be allocated to the members' pro rata to their percentage interests. Net losses shall be charged to the members at the end of each year, pro rata to their percentages interests.

NOTE 5 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contract and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $145,648, which was $140,648 in excess of its required net capital of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 in the year presented.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through the date these financial statements are available. There have been no other events or transactions during this time that would have a material effect on the statement of financial condition.

Ocean Park Securities, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2018

SEC Mail Processing

FEB 26 2019

Washington, DC

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

Ocean Park Securities, LLC